COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE
REQUIREMENT REGARDING (RUMORS/REPORT OF) POSSIBLE DISPOSAL OF SHARES OF DOMESTIC AFFILIATES
(POSCO ICT COMPANY LTD. AND POSCO CHEMTECH COMPANY LTD.)

POSCO clarifies and confirms that it has not considered disposal of a certain number of shares held by POSCO in its domestic affiliates, namely, POSCO ICT COMPANY LTD. and POSCO CHEMTECH COMPANY LTD.